Exhibit 99.1

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER AND YEAR TO DATE RESULTS

November 6, 2013, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2013.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2013	2012	2013	2012

Sales	$8,338	$7,411	$25,661	$22,804

Adjusted EBIT(1)	$444	$352	$1,458	$1,271

Income from operations before income taxes	$391	$500	$1,391	$1,409

Net income attributable to Magna International Inc.	$319	$390	$1,103	$1,082

Diluted earnings per share	$1.39	$1.66	$4.74	$4.60

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)       Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

THREE MONTHS ENDED SEPTEMBER 30, 2013

We posted sales of $8.34 billion for the third quarter ended September 30, 2013, an increase of 13% from the third quarter of 2012. We achieved this sales increase in a period when vehicle production increased 4% in North America and 1% in Europe, both relative to the third quarter of 2012. In the third quarter of 2013, our North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales increased, in each case relative to the comparable quarter in 2012.

Complete vehicle assembly sales increased 10% to $680 million for the third quarter of 2013 compared to $620 million for the third quarter of 2012, while complete vehicle assembly volumes increased 16% to approximately 34,000 units.

During the third quarter of 2013, income from operations before income taxes was $391 million, net income attributable to Magna International Inc. was $319 million and diluted earnings per share were $1.39, decreases of $109 million, $71 million and $0.27 respectively, each compared to the third quarter of 2012.

During the third quarter of 2013, we recorded restructuring charges which negatively impacted income from operations before income taxes by $48 million, net income attributable to Magna International Inc. by $33 million and diluted earnings per share by $0.14.

During the third quarter of 2012, we recorded a re-measurement gain on the acquisition of the controlling 27% interest in Magna E-Car Systems Partnership (“E-Car”).  This positively impacted income from operations before income taxes by $153 million, net income attributable to Magna International Inc. by $125 million and diluted earnings per share by $0.53.

During the third quarter ended September 30, 2013, we generated cash from operations of $574 million before changes in non-cash operating assets and liabilities, and invested $110 million in non-cash operating assets and liabilities. Total investment activities for the third quarter of 2013 were $347 million, including $280 million in fixed asset additions and a $67 million increase in investments and other assets.

NINE MONTHS ENDED SEPTEMBER 30, 2013

We posted sales of $25.66 billion for the nine months ended September 30, 2013, an increase of 13% from the nine months ended September 30, 2012. This higher sales level reflected increases in our North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales, in each case relative to the first nine months of 2012.

During the nine months ended September 30, 2013, vehicle production increased 4% to 12.09 million units in North America and decreased 2% to 14.38 million units in Europe, each compared to the first nine months of 2012.

Complete vehicle assembly sales increased 22% to $2.27 billion for the nine months ended September 30, 2013 compared to $1.86 billion for the nine months ended September 30, 2012, while complete vehicle assembly volumes increased 19% to approximately 110,000 units.

During the nine months ended September 30, 2013, income from operations before income taxes was $1.39 billion, net income attributable to Magna International Inc. was $1.10 billion and diluted earnings per share were $4.74, a decrease of $18 million, and increases of $21 million and $0.14, respectively, each compared to the first nine months of 2012.

During the nine months ended September 30, 2013, we recorded restructuring charges which negatively impacted income from operations before taxes by $54 million, net income attributable to Magna International Inc. by $39 million and diluted earnings per share by $0.17.

During the nine months ended September 30, 2012, we recorded a re-measurement gain on the acquisition of the controlling 27% interest in E-Car.  This positively impacted income from operations before income taxes by $153 million, net income attributable to Magna International Inc. by $125 million and diluted EPS by $0.53.

During the nine months ended September 30, 2013, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.90 billion, and invested $578 million in non-cash operating assets and liabilities. Total investment activities for the first nine months of 2013 were $874 million, including $706 million in fixed asset additions and a $168 million increase in investments and other assets.

Don Walker, Magna’s Chief Executive Officer commented:  “I am pleased with our strong results for the quarter, which were higher than the third quarter of 2012, excluding unusual items.  On a year to date basis, all of our reporting segments have generated improved operating results year over year.  In our Europe segment, we have reported seven consecutive quarters of year over year improvements in Adjusted EBIT.  We believe our strong share price performance reflects, among other things, our continued increases in operating results.”

A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2013 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Yesterday, our Board of Directors declared a quarterly dividend of $0.32 with respect to our outstanding Common Shares for the quarter ended September 30, 2013. This dividend is payable on December 13, 2013 to shareholders of record on November 29, 2013.

OTHER MATTERS

Subject to approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our Common Shares, representing approximately 5.4% of our public float of Common Shares. This new normal course issuer bid is expected to commence on or about November 13, 2013 and will terminate one year later.

Vince Galifi, Magna’s Chief Financial Officer stated:  “The Board’s decision to approve a new share repurchase program reflects their confidence in our business prospects, our desire to maintain financial flexibility, and our objective to provide increased value to shareholders.”

UPDATED 2013 OUTLOOK

Light Vehicle Production (Units)
North America	16.1 million
Europe(1)	18.8 million

Production Sales
North America	$16.2 - $16.5 billion
Europe	$9.7 - $9.9 billion
Rest of World	$2.2 - $2.3 billion
Total Production Sales	$28.1 - $28.7 billion

Complete Vehicle Assembly Sales	$3.0 - $3.2 billion

Total Sales	$33.9 - $34.8 billion

Operating Margin(2)(3)	Approximately 5.9%

Tax Rate(2)	Approximately 22.5%

Capital Spending	Approximately $1.3 billion

(1)       Effective the first quarter of 2013, we disclose total European rather than Western European light vehicle production

(2)       Excluding other expense (income), net

(3)       Excluding $158 million amortization of intangibles related to the acquisition of E-Car

In this 2013 outlook, in addition to 2013 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 312 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. We have over 125,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Wednesday, November 6, 2013 at 8:00 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-757-8473. The number for overseas callers is 1-416-981-9011. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Wednesday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Karin Kaminski at 905-726-7103.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: forecast light vehicle production volumes in North America and Europe; Magna’s expected production sales in its North America, Europe and Rest of World segments; total sales; complete vehicle assembly sales; consolidated operating margin; average effective income tax rate; capital spending; future repurchases of Common Shares under our Normal Course Issuer Bid; and other matters. The forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing economic uncertainty in various geographic regions, including Western Europe; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, Russia, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2013 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2012 included in our 2012 Annual Report to Shareholders.

This MD&A has been prepared as at November 5, 2013.

OVERVIEW

We are a leading global automotive supplier with 312 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. We have over 125,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

Our third quarter 2013 sales increased 13% over the third quarter of 2012 to $8.34 billion, as North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all increased over the comparable quarter. North American light vehicle production increased 4% in the third quarter of 2013 to 3.8 million units and European light vehicle production increased 1% in the third quarter of 2013 to 4.4 million units, in both cases relative to the third quarter of 2012.

Adjusted EBIT1 increased 26% to $444 million for the third quarter of 2013, compared to $352 million in the third quarter of 2012.

Our North America segment continues to perform well, with Adjusted EBIT of $365 million for the third quarter of 2013, which included $39 million of amortization related to the August 2012 acquisition of Magna E-Car Systems Partnership (“E-Car”). This result compares to Adjusted EBIT of $328 million for the third quarter of 2012, which included only $13 million in amortization related to the E-Car acquisition.

Our Europe segment recorded another improved result in the third quarter of 2013, despite continued weak levels of vehicle production in Europe. We generated Adjusted EBIT of $72 million for the third quarter of 2013, compared to $13 million for the third quarter of 2012. This represents the seventh consecutive quarter of improved Adjusted EBIT, relative to the comparable quarter.

In our Rest of World segment, we reported $2 million of Adjusted EBIT in the third quarter of 2013, compared to $5 million in the third quarter of 2012. Within our Rest of World segment, our Asia Pacific business again generated a profit despite significant new facility and launch costs, while our business in South America recorded a loss.

We continue to focus on improving operating results in both Europe and South America, and we expect to generate improved Adjusted EBIT in both regions during 2013 compared to 2012.

Lastly, during the third quarter of 2013, we purchased for cancellation 3.7 million Common Shares for aggregate consideration of $298 million pursuant to our current Normal Course Issuer Bid (“NCIB”) which expires in November of this year. Subsequent to the third quarter of 2013, we purchased for cancellation the remaining 1.1 million Common Shares under our NCIB for cash consideration of $92 million through a pre-defined automatic securities purchase plan with a designated broker. As of November 4, 2013, we have completed the repurchase of the entire 12 million Common Shares authorized under our NCIB.

Subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our Common Shares, representing approximately 5.4% of our public float of Common Shares.

1 Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

FINANCIAL RESULTS SUMMARY

During the third quarter of 2013, we posted sales of $8.34 billion, an increase of 13% from the third quarter of 2012. This higher sales level was a result of increases in our North American, European and Rest of World production sales, our complete vehicle assembly sales and tooling, engineering and other sales. Comparing the third quarter of 2013 to 2012:

•                  North American vehicle production increased 4% and our North American production sales increased 11% to $4.03 billion;

•                  European vehicle production increased 1% and our European production sales increased 18% to $2.36 billion;

•                  Rest of World production sales increased 16% to $574 million;

•                  Complete vehicle assembly sales increased 10% to $680 million and complete vehicle assembly volumes increased 16%; and

•                  Tooling, engineering and other sales increased 6% to $695 million.

During the third quarter of 2013, we earned income from operations before income taxes of $391 million compared to $500 million for the third quarter of 2012. Excluding other expense (income), net (“Other Expense” or “Other Income”) recorded in the third quarters of 2013 and 2012, as discussed in the “Other Expense” section, the $92 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2012;

•                  productivity and efficiency improvements at certain facilities;

•                  higher equity income;

•                  acquisitions completed during or subsequent to the third quarter of 2012, including ixetic Verwaltungs GmbH (“ixetic”);

•                  lower commodity costs; and

•                  the benefit of restructuring and downsizing activities recently undertaken in Europe.

These factors were partially offset by:

•                  incremental intangible asset amortization of $26 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the third quarter of 2012;

•                  higher costs incurred in preparation for upcoming launches;

•                  a larger amount of employee profit sharing;

•                  increased pre-operating costs incurred at new facilities;

•                  a $6 million revaluation gain in respect of asset-backed commercial paper (“ABCP”) in the third quarter of 2012; and

•                  operational inefficiencies and other costs at certain facilities.

During the third quarter of 2013, net income was $318 million, a decrease of $68 million compared to the third quarter of 2012. Net income was impacted by Other Expense and Other Income, as discussed in the “Other Expense” section. Other Expense, after tax, negatively impacted net income in the third quarter of 2013 by $33 million and Other Income, after tax positively impacted net income in the third quarter of 2012 by $125 million. Excluding Other Expense and Other Income, after tax, net income for the third quarter of 2013 increased $90 million compared to the third quarter of 2012.

During the third quarter of 2013, our diluted earnings per share decreased $0.27 to $1.39 compared to $1.66 for the third quarter of 2012. Other Expense, after tax, negatively impacted diluted earnings per share in the third quarter of 2013 by $0.14 and Other Income, after tax, positively impacted diluted earnings per share in the third quarter of 2012 by $0.53, both as discussed in the “Other Expense” section. Excluding Other Expense and Other Income, after tax, the $0.40 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2013. The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by the issue of Common Shares related to the exercise of stock options, an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and stock options issued subsequent to the third quarter of 2012.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, consumer confidence levels, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety standards. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from other suppliers, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2012. The economic, industry and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2013.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2013	2012	Change		2013	2012	Change

1 Canadian dollar equals U.S. dollars	0.962	1.005	-	4%	0.977	0.998	-	2%
1 euro equals U.S. dollars	1.325	1.252	+	6%	1.317	1.282	+	3%
1 British pound equals U.S. dollars	1.552	1.580	-	2%	1.546	1.578	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and nine months ended September 30, 2013 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

Sales

	For the three months
	ended September 30,
	2013	2012	Change

Vehicle Production Volumes (millions of units)
North America	3.815	3.673	+	4%
Europe	4.418	4.384	+	1%

Sales
External Production
North America	$4,025	$3,636	+	11%
Europe	2,364	2,006	+	18%
Rest of World	574	493	+	16%
Complete Vehicle Assembly	680	620	+	10%
Tooling, Engineering and Other	695	656	+	6%
Total Sales	$8,338	$7,411	+	13%

External Production Sales - North America

External production sales in North America increased 11% or $389 million to $4.03 billion for the third quarter of 2013 compared to $3.64 billion for the third quarter of 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2012, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Jeep Cherokee; and

•                  Honda Accord;

•                  higher production volumes on certain existing programs;

•                  acquisitions completed during or subsequent to the third quarter of 2012 which positively impacted sales by $47 million, including STT Technologies (“STT”); and

•                  an increase in content on certain programs, including the Buick Enclave, GMC Acadia and Chevrolet Traverse.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•      programs that ended production during or subsequent to the third quarter of 2012; and

•                  net customer price concessions subsequent to the third quarter of 2012.

External Production Sales - Europe

External production sales in Europe increased 18% or $358 million to $2.36 billion for the third quarter of 2013 compared to $2.01 billion for the third quarter of 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2012, including the:

•                  MINI Paceman;

•                  Mercedes-Benz CLA-Class; and

•                  Ford Kuga;

•                  acquisitions completed during or subsequent to the third quarter of 2012, which positively impacted sales by $101 million, including ixetic; and

•                  an increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the third quarter of 2012.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

External Production Sales - Rest of World

External production sales in Rest of World increased 16% or $81 million to $574 million for the third quarter of 2013 compared to $493 million for the third quarter of 2012, primarily as a result of the launch of new programs during or subsequent to the third quarter of 2012, primarily in China and Brazil, partially offset by:

•                  a $25 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso; and

•                  net customer price concessions subsequent to the third quarter of 2012.

Complete Vehicle Assembly Sales

	For the three months
	ended September 30,
	2013	2012	Change

Complete Vehicle Assembly Sales	$680	$620	+	10%

Complete Vehicle Assembly Volumes (Units)	33,818	29,153	+	16%

Complete vehicle assembly sales increased 10%, or $60 million, to $680 million for the third quarter of 2013 compared to $620 million for the third quarter of 2012 and assembly volumes increased 16% or 4,665 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of the MINI Paceman during the fourth quarter of 2012; and

•                  a $35 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by a decrease in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 6% or $39 million to $695 million for the third quarter of 2013 compared to $656 million for the third quarter of 2012.

In the third quarter of 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Transit;

•                  GM full-size pickups and SUVs;

•                  Jeep Cherokee;

•                  BMW X5;

•                  Ford Fusion;

•                  Mercedes-Benz M-Class;

•                  Qoros 3;

•                  Mercedes-Benz CLA-Class; and

•                  Dodge Durango.

In the third quarter of 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Trax;

•                  Ford Fusion;

•                  Chevrolet Spin;

•                  Honda Accord;

•                  Qoros 3;

•                  MINI Countryman;

•                  Dodge Dart;

•                  Mercedes-Benz M-Class; and

•                  Opel Cascada Convertible.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Cost of Goods Sold and Gross Margin

	For the three months
	ended September 30,
	2013	2012

Sales	$8,338	$7,411

Cost of goods sold
Material	5,331	4,767
Direct labour	538	483
Overhead	1,404	1,295
	7,273	6,545
Gross margin	$1,065	$866

Gross margin as a percentage of sales	12.8%	11.7%

Cost of goods sold increased $0.73 billion to $7.27 billion for the third quarter of 2013 compared to $6.55 billion for the third quarter of 2012 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $161 million related to acquisitions completed during or subsequent to the third quarter of 2012, including ixetic, STT and E-Car;

•                  a net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro against the U.S. dollar partially offset by the weakening of the Canadian dollar, Brazilian real, Argentine peso and British pound, each against the U.S. dollar;

•                  increased pre-operating costs incurred at new facilities; and

•                  a larger amount of employee profit sharing.

Gross margin increased $199 million to $1.07 billion for the third quarter of 2013 compared to $0.87 billion for the third quarter of 2012 and gross margin as a percentage of sales increased to 12.8% for the third quarter of 2013 compared to 11.7% for the third quarter of 2012. The increase in gross margin as a percentage of sales was primarily due to:

•                 margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2012;

•                  lower commodity costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  a larger amount of employee profit sharing;

•                  increased pre-operating costs incurred at new facilities;

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  programs that ended production during or subsequent to the third quarter of 2012; and

•                  operational inefficiencies and other costs at certain facilities.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Depreciation and Amortization

Depreciation and amortization costs increased $61 million to $264 million for the third quarter of 2013 compared to $203 million for the third quarter of 2012. The higher depreciation and amortization was primarily as a result of:

•                  incremental intangible asset amortization of $26 million related to the acquisition and re-measurement of E-Car;

•                  $18 million related to acquisitions completed during or subsequent to the third quarter of 2012, including ixetic, E-Car and STT;

•                  depreciation related to new facilities; and

•                  capital spending during or subsequent to the third quarter of 2012.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.9% for the third quarter of 2013 compared to 4.6% for the third quarter of 2012. SG&A expense increased $67 million to $411 million for the third quarter of 2012 compared to $344 million for the third quarter of 2012 primarily as a result of:

•                  increased costs incurred at new facilities;

•                  an increase in reported U.S. dollar SG&A related to foreign exchange;

•                  $7 million related to acquisitions completed during or subsequent to the third quarter of 2012, including ixetic, E-Car, and STT;

•                  a $6 million revaluation gain in respect of ABCP in the third quarter of 2012; and

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations.

Equity Income

Equity income increased $21 million to $54 million for the third quarter of 2013 compared to $33 million for the third quarter of 2012. Equity income for the third quarter of 2012 included $13 million of equity loss related to our investment in E-Car and $2 million of equity income related to our investment in STT. Excluding this $11 million net equity loss, the $10 million increase in equity income is primarily as a result of higher income from most of our equity accounted investments.

Other Expense (Income), net

During the three months and nine months ended September 30, 2013 and 2012, we recorded Other Expense and Other Income items as follows:

	2013			2012
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Third Quarter
Restructuring charges (1)	$48	$33	$0.14	$—	$—	$—
Re-measurement gain of E-Car (2)	—	—	—	(153)	(125)	(0.53)
	48	33	0.14	(153)	(125)	(0.53)

First Quarter
Restructuring charges (1)	6	6	0.02	—	—	—

Total year to date unusual items	$54	$39	$0.17	$(153)	$(125)	$(0.53)

(1)         Restructuring charges

During the third and first quarters of 2013, we recorded net restructuring charges of $48 million ($33 million after tax) and $6 million ($6 million after tax), respectively, in Europe at our exterior and interior systems operations related primarily to the closure of a facility in Belgium.

We expect full year 2013 restructuring charges to be approximately $100 million.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

(2)     Re-measurement gain of E-Car

On August 31, 2012, we acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million.

Prior to the acquisition, we held the 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in E-Car at fair value and recognize any gains or losses in income. The estimated fair value of our partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million ($125 million after tax), which is recorded in Other expense (income), net on the Consolidated Statements of Income.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

	For the three months ended September 30,
	External Sales			Adjusted EBIT
	2013	2012	Change	2013	2012	Change

North America	$4,355	$3,953	$402	$365	$328	$37
Europe	3,366	2,911	455	72	13	59
Rest of World	612	542	70	2	5	(3)
Corporate and Other	5	5	—	5	6	(1)
Total reportable segments	$8,338	$7,411	$927	$444	$352	$92

Excluded from Adjusted EBIT for the third quarters of 2013 and 2012 were the following Other Expense and Other Income items, which have been discussed in the “Other Expense” section.

	For the three months
	ended September 30,
	2013	2012

Europe
Restructuring charges	$48	$—

Corporate and Other
Re-measurement gain of E-Car	—	(153)
	$48	$(153)

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

North America

Adjusted EBIT in North America increased $37 million to $365 million for the third quarter of 2013 compared to $328 million for the third quarter of 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2012;

•                  lower commodity costs;

•                  decreased pre-operating costs incurred at new facilities; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  incremental intangible asset amortization of $26 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the third quarter of 2012;

•                  higher costs incurred in preparation for upcoming launches;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to corporate; and

•                  operational inefficiencies and other costs at certain facilities.

Europe

Adjusted EBIT in Europe increased $59 million to $72 million for the third quarter of 2013 compared to $13 million for the third quarter of 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2012;

•                  acquisitions completed during or subsequent to the third quarter of 2012, including ixetic;

•                  favourable settlement of certain commercial items;

•                 the benefit of restructuring and downsizing activities recently undertaken; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches; and

•                  a larger amount of employee profit sharing.

Rest of World

Rest of World Adjusted EBIT decreased $3 million to $2 million for the third quarter of 2013 compared to $5 million for the third quarter of 2012 primarily as a result of:

•                  increased costs related to new facilities;

•                  higher production costs, including inflationary increases, that we have not been successful in passing through to our customers;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to corporate; and

•                  higher incentive compensation.

These factors were partially offset by:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Corporate and Other

Corporate and Other Adjusted EBIT decreased $1 million to $5 million for the third quarter of 2013 compared to $6 million for the third quarter of 2012. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $13 million for the third quarter of 2012. Excluding E-Car, Corporate and Other Adjusted EBIT decreased $14 million to $5 million for the third quarter of 2013 compared to $19 million for the third quarter of 2012 primarily as a result of

•                  a $6 million revaluation gain in respect of ABCP in the third quarter of 2012;

•                  higher incentive compensation; and

•                  increased consulting costs.

These factors were partially offset by an increase in affiliation fees earned from our divisions.

Interest Expense, net

During the third quarters of 2013 and 2012, we recorded net interest expense of $5 million.

Income from Operations before Income Taxes

Income from operations before income taxes decreased $109 million to $391 million for the third quarter of 2013 compared to $500 million for the third quarter of 2012. Excluding Other Expense and Other Income, discussed in the “Other Expense” section, income from operations before income taxes for the third quarter of 2013 increased $92 million. The increase in income from operations before income taxes is the result of the increase in EBIT, as discussed above.

Income Taxes

The effective income tax rate on income from operations before income taxes decreased to 18.7% for the third quarter of 2013 compared to 22.8% for the third quarter of 2012. In the third quarters of 2012 and 2013, income tax rates were impacted by the items discussed in the “Other Expense” section. Excluding Other Expense and Other Income, after tax, the effective income tax rate decreased to 20.0% for the third quarter of 2013 compared to 24.8% for the third quarter of 2012 primarily as a result of favourable audit settlements of prior taxation years and a valuation allowance release, partially offset by non-creditable withholding tax on the repatriation of funds to Canada.

Net Income

Net income of $318 million for the third quarter of 2013 decreased $68 million compared to the third quarter of 2012. Excluding Other Expense and Other Income, after tax, discussed in the “Other Expense” section, net income increased $90 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $1 million for the third quarter of 2013 compared to $4 million for the third quarter of 2012.

Net Income attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $319 million for the third quarter of 2013 decreased $71 million compared to the third quarter of 2012. Excluding Other Expense and Other Income, after tax, discussed in the “Other Expense” section, net income attributable to Magna International Inc. increased $87 million as a result of the increase in net income, as discussed above.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Earnings per Share

	For the three months
	ended September 30,
	2013	2012	Change

Earnings per Common Share
Basic	$1.41	$1.68	-	16%
Diluted	$1.39	$1.66	-	16%

Average number of Common Shares outstanding (millions)
Basic	226.4	232.5	-	3%
Diluted	229.5	235.1	-	2%

Diluted earnings per share decreased $0.27 to $1.39 for the third quarter of 2013 compared to $1.66 for the third quarter of 2012. Other Expense, after tax, negatively impacted diluted earnings per share in the third quarter of 2013 by $0.14 and Other Income positively impacted diluted earnings per share in the third quarter of 2012 by $0.53, both as discussed in the “Other Expense” section. Excluding Other Expense and Other Income, after tax, the $0.40 increase in diluted earnings per share was a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2013.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by the issue of Common Shares related to the exercise of stock options, an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and stock options issued subsequent to the third quarter of 2012.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2013	2012	Change

Net income	$318	$386
Items not involving current cash flows	256	117
	574	503	$71
Changes in non-cash operating assets and liabilities	(110)	(63)
Cash provided from operating activities	$464	$440	$24

Cash flow from operations before changes in non-cash operating assets and liabilities increased $71 million to $574 million for the third quarter of 2013 compared to $503 million for the third quarter of 2012. The increase in cash flow from operations was due to a $139 million increase in items not involving current cash flows partially offset by a $68 million decrease in net income, as discussed above. Items not involving current cash flows are comprised of the following:

	For the three months
	ended September 30,
	2013	2012

Depreciation and amortization	$264	$203
Other non-cash charges	40	39
Amortization of other assets included in cost of goods sold	34	26
Re-measurement gain of E-Car	—	(153)
Deferred income taxes	(28)	35
Equity income	(54)	(33)
Items not involving current cash flows	$256	$117

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Cash invested in non-cash operating assets and liabilities amounted to $110 million for the third quarter of 2013 compared to $63 million for the third quarter of 2012. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended September 30,
	2013	2012

Accounts receivable	$(223)	$69
Inventories	48	(73)
Prepaid expenses and other	(13)	(22)
Accounts payable	(71)	(85)
Accrued salaries and wages	71	49
Other accrued liabilities	77	13
Income taxes payable	—	(14)
Deferred revenue	1	—
Changes in non-cash operating assets and liabilities	$(110)	$(63)

Higher accounts receivable relate primarily to increased tooling receivables and higher production sales at the end of the third quarter of 2013. The decrease in inventories was primarily due to lower tooling inventory partially offset by increased production inventory to support launch activities. The decrease in accounts payable was primarily due to timing of payments. The increase in accrued salaries and wages was primarily due to restructuring, employee profit sharing and vacation accruals.

Capital and Investment Spending

	For the three months
	ended September 30,
	2013	2012	Change

Fixed asset additions	$(280)	$(279)
Investments and other assets	(67)	(28)
Fixed assets, investments and other assets additions	(347)	(307)
Purchase of subsidiaries	—	(56)
Proceeds from disposition	30	15
Cash used for investment activities	$(317)	$(348)	$31

Fixed assets, investments and other assets additions

In the third quarter of 2013, we invested $280 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2013 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2013.

In the third quarter of 2013, we invested $66 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during the third quarter of 2013 or will be launching subsequent to the third quarter of 2013, as well as $1 million in equity accounted investments.

Purchase of subsidiaries

On August 31, 2012 we acquired the controlling 27% interest in E-Car for cash consideration of $56 million, net of $19 million cash acquired.

Proceeds from disposition

In the third quarter of 2013, the $30 million of proceeds include normal course fixed and other asset disposals.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Financing

	For the three months
	ended September 30,
	2013	2012	Change

(Decrease) increase in bank indebtedness	$(9)	$42
Repayments of debt	(41)	(66)
Issues of debt	26	57
Issues of Common Shares on exercise of stock options	10	2
Repurchase of Common Shares	(298)	(21)
Settlement of stock options	—	(15)
Dividends paid	(71)	(62)
Cash used for financing activities	$(383)	$(63)	$(320)

During the third quarter of 2013, we purchased for cancellation 3.7 million Common Shares for an aggregate purchase price of $298 million under our NCIB.

Cash dividends paid per Common Share were $0.32 for the third quarter of 2013, for a total of $71 million.

Financing Resources

	As at	As at
	September 30,	December 31,
	2013	2012	Change

Liabilities
Bank indebtedness	$46	$71
Long-term debt due within one year	199	249
Long-term debt	96	112
	341	432
Non-controlling interest	26	29
Shareholders’ equity	9,566	9,429
Total capitalization	$9,933	$9,890	$43

Total capitalization increased by $43 million to $9.93 billion at September 30, 2013 compared to $9.89 billion at December 31, 2012, primarily as a result of a $137 million increase in shareholders’ equity partially offset by a $91 million decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of net income earned in the first nine months of 2013 partially offset by:

•                  the repurchase of Common Shares in connection with our NCIB;

•                  dividends paid during the first nine months of 2013; and

•                  the $82 million net unrealized loss on translation of net investment in foreign operations.

The decrease in liabilities relates primarily to lower bank term debt in our Rest of World segment and reduced bank indebtedness.

Cash Resources

During the third quarter of 2013, our cash resources decreased by $215 million to $1.06 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at September 30, 2013, we had term and operating lines of credit totalling $2.56 billion of which $2.22 billion was unused and available.

On June 20, 2013, we amended our existing $2.25 billion revolving credit facility to become a five year facility with a maturity of June 20, 2018. The facility now includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 5, 2013 were exercised:

Common Shares	223,589,183
Stock options (i)	4,784,608
228,373,791

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2013 that are outside the ordinary course of our business. Refer to our MD&A included in our 2012 Annual Report.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Sales

	For the nine months
	ended September 30,
	2013	2012	Change

Vehicle Production Volumes (millions of units)
North America	12.093	11.633	+	4%
Europe	14.375	14.726	-	2%

Sales
External Production
North America	$12,373	$11,458	+	8%
Europe	7,370	6,577	+	12%
Rest of World	1,662	1,316	+	26%
Complete Vehicle Assembly	2,274	1,864	+	22%
Tooling, Engineering and Other	1,982	1,589	+	25%
Total Sales	$25,661	$22,804	+	13%

External Production Sales - North America

External production sales in North America increased 8% or $915 million to $12.37 billion for the nine months ended September 30, 2013 compared to $11.46 billion for the nine months ended September 30, 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2012, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Honda Accord;

•                  Jeep Cherokee; and

•                  Tesla Model S;

•                  higher production volumes on certain existing programs;

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2012 which positively impacted sales by $134 million, including STT; and

•                  an increase in content on certain programs, including the Buick Enclave, GMC Acadia and Chevrolet Traverse.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the nine months ended September 30, 2012, including the:

•                  Jeep Liberty; and

•                  Mazda 6;

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to September 30, 2012.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

External Production Sales - Europe

External production sales in Europe increased 12% or $793 million to $7.37 billion for the nine months ended September 30, 2013 compared to $6.58 billion for the nine months ended September 30, 2012. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2012, including the:

•                  Mercedes-Benz A-Class;

•                  MINI Paceman;

•                  Ford Kuga;

•                  Mercedes-Benz CLA-Class;

•                  Skoda Rapid and SEAT Toledo; and

•                  Ford Transit Custom;

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2012, which positively impacted sales by $391 million, including ixetic and BDW technologies group and the re-acquisition of an interior systems operation; and

•                  an increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to the nine months ended September 30, 2012; and

•                  net customer price concessions subsequent to September 30, 2012.

External Production Sales - Rest of World

External production sales in Rest of World increased 26% or $346 million to $1.66 billion for the nine months ended September 30, 2013 compared to $1.32 billion for the nine months ended September 30, 2012, primarily as a result of the launch of new programs during or subsequent to the nine months ended September 30, 2012, primarily in Brazil and China.

This factor was partially offset by:

•                  a $62 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso; and

•                  net customer price concessions subsequent to September 30, 2012.

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2013	2012	Change

Complete Vehicle Assembly Sales	$2,274	$1,864	+	22%

Complete Vehicle Assembly Volumes (Units)	109,862	92,152	+	19%

Complete vehicle assembly sales increased 22%, or $410 million, to $2.27 billion for the nine months ended September 30, 2013 compared to $1.86 billion for the nine months ended September 30, 2012 and assembly volumes increased 19% or 17,710 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of the MINI Paceman during the fourth quarter of 2012;

•                  an increase in assembly volumes for the Mercedes-Benz G-Class; and

•                  a $54 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

These factors were partially offset by:

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012; and

•                  a decrease in assembly volumes for the:

•                  MINI Countryman; and

•                  Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 25% or $393 million to $1.98 billion for the nine months ended September 30, 2013 compared to $1.59 billion for the nine months ended September 30, 2012.

In the nine months ended September 30, 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Transit;

•                  GM full-size pickups and SUVs;

•                  Ford Fusion;

•                  Qoros 3;

•                  Skoda Octavia;

•                  Jeep Grand Cherokee;

•                  MINI Countryman; and

•                  MINI Paceman;

In the nine months ended September 30, 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  Chevrolet Trax;

•                  MINI Countryman;

•                 Qoros 3;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Spin;

•                  Opel Cascada Convertible; and

•                  Freightliner Cascadia.

Segment Analysis

	For the nine months ended September 30,
	External Sales			Adjusted EBIT
	2013	2012	Change	2013	2012	Change

North America	$13,232	$12,143	$1,089	$1,168	$1,148	$20
Europe	10,626	9,230	1,396	264	141	123
Rest of World	1,786	1,414	372	4	(20)	24
Corporate and Other	17	17	—	22	2	20
Total reportable segments	$25,661	$22,804	$2,857	$1,458	$1,271	$187

Excluded from Adjusted EBIT for the nine months ended September 30, 2013 and 2012 were the following Other Expense and Other Income items, which have been discussed in the “Other Expense” section.

	For the nine months
	ended September 30,
	2013	2012

Europe
Restructuring charges	$54	$—

Corporate and Other
Re-measurement gain of E-Car	—	(153)
	$54	$(153)

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

North America

Adjusted EBIT in North America increased $20 million to $1.17 billion for the nine months ended September 30, 2013 compared to $1.15 billion for the nine months ended September 30, 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2012;

•                  lower restructuring and downsizing costs;

•                  decreased pre-operating costs incurred at new facilities; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  incremental intangible asset amortization of $105 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the nine months ended September 30, 2012;

•                  operational inefficiencies and other costs at certain facilities;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate; and

•                  increased commodity costs.

Europe

Adjusted EBIT in Europe increased $123 million to $264 million for the nine months ended September 30, 2013 compared to $141 million for the nine months ended September 30, 2012 primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2012;

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2012, including ixetic;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  decreased commodity costs;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  higher restructuring and downsizing costs;

•                  higher affiliation fees paid to corporate; and

•                  operational inefficiencies and other costs at certain facilities.

Rest of World

Rest of World Adjusted EBIT increased $24 million to $4 million for the nine months ended September 30, 2013 compared to a loss of $20 million for the nine months ended September 30, 2012 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  productivity and efficiency improvements at certain facilities;

•                  higher equity income; and

•                  lower restructuring and downsizing costs.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

These factors were partially offset by:

•                  increased costs related to new facilities;

•                  higher production costs, including inflationary increases, that we have not been successful in passing through to our customers;

•                  higher affiliation fees paid to Corporate; and

•                  a larger amount of employee profit sharing.

Corporate and Other

Corporate and Other Adjusted EBIT increased $20 million to $22 million for the nine months ended September 30, 2013 compared to $2 million for the nine months ended September 30, 2012. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $35 million for the nine months ended September 30, 2012. Excluding E-Car, Corporate and Other Adjusted EBIT decreased $15 million to $22 million for the nine months ended September 30, 2013 compared to $37 million for the nine months ended September 30, 2012 primarily as a result of:

•                  the recovery of due diligence costs in the second quarter of 2012;

•                  an $8 million net decrease in revaluation gains in respect of ABCP;

•                  increased consulting costs; and

•                  higher incentive compensation.

These factors were partially offset by:

•                  an increase in affiliation fees earned from our divisions;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions; and

•                  a loss on disposal of an investment in the second quarter of 2012.

SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subsequent to the end of the third quarter of 2013, we purchased for cancellation the remaining 1.1 million Common Shares under an existing normal course issuer bid for cash consideration of $92 million through a pre-defined automatic securities purchase plan with a designated broker. As of November 4, 2013 we have completed the repurchase of the entire 12 million Common Shares authorized under the Normal Course Issuer Bid.

Subject to approval by the TSX and the NYSE, our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our Common Shares, representing approximately 5.4% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2013 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. We may enter into a pre-defined automatic securities purchase plan with a designated broker in order that purchases may be made under our normal course issuer bid during periods when the corporation’s trading blackouts are in effect.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the nine months ended September 30, 2013, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2012.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: light vehicle production and operating performance in our reporting segments; implementation of improvement plans in our underperforming operations, and/or restructuring actions, including but not limited to, Europe and South America; the expected amount of restructuring charges; improved future financial results, including Adjusted EBIT in South America and Europe; and future repurchases of Common Shares under our Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing economic uncertainty in various geographic regions, including Western Europe; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, Russia, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2013	2012	2013	2012

Sales		$8,338	$7,411	$25,661	$22,804

Costs and expenses
Cost of goods sold		7,273	6,545	22,384	19,972
Depreciation and amortization		264	203	779	558
Selling, general and administrative	11	411	344	1,188	1,110
Interest expense, net		5	5	13	15
Equity income		(54)	(33)	(148)	(107)
Other expense (income), net	2	48	(153)	54	(153)
Income from operations before income taxes		391	500	1,391	1,409
Income taxes		73	114	294	333
Net income		318	386	1,097	1,076
Net loss attributable to non-controlling interests		1	4	6	6
Net income attributable to Magna International Inc.		$319	$390	$1,103	$1,082

Earnings per Common Share:	3
Basic		$1.41	$1.68	$4.80	$4.65
Diluted		$1.39	$1.66	$4.74	$4.60

Cash dividends paid per Common Share		$0.32	$0.275	$0.96	$0.825

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		226.4	232.5	229.8	232.5
Diluted		229.5	235.1	232.6	235.3

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2013	2012	2013	2012

Net income		$318	$386	$1,097	$1,076

Other comprehensive income (loss), net of tax:	13
Net unrealized gain (loss) on translation of net investment in foreign operations		142	127	(82)	32
Net unrealized (loss) gain on available-for-sale investments		(1)	2	(5)	(2)
Net unrealized gain (loss) on cash flow hedges		23	39	(5)	76
Reclassification of net gain on cash flow hedges to net income		—	(2)	(12)	(7)
Reclassification of net loss on pensions to net income		3	—	9	—
Other comprehensive income (loss)		167	166	(95)	99

Comprehensive income		485	552	1,002	1,175
Comprehensive loss attributable to non-controlling interests		2	5	7	6
Comprehensive income attributable to Magna International Inc.		$487	$557	$1,009	$1,181

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2013	2012	2013	2012

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$318	$386	$1,097	$1,076
Items not involving current cash flows	4	256	117	798	544
		574	503	1,895	1,620
Changes in non-cash operating assets and liabilities	4	(110)	(63)	(578)	(487)
Cash provided from operating activities		464	440	1,317	1,133

INVESTMENT ACTIVITIES
Fixed asset additions		(280)	(279)	(706)	(796)
Purchase of subsidiaries		—	(56)	—	(79)
Increase in investments and other assets		(67)	(28)	(168)	(97)
Proceeds from disposition		30	15	90	93
Cash used for investing activities		(317)	(348)	(784)	(879)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(9)	42	(14)	20
Repayments of debt		(41)	(66)	(142)	(281)
Issues of debt		26	57	83	329
Settlement of stock options		—	(15)	(23)	(19)
Issue of Common Shares		10	2	60	5
Repurchase of Common Shares	12	(298)	(21)	(723)	(21)
Contribution to subsidiaries by non-controlling interests		—	—	4	—
Dividends paid		(71)	(62)	(216)	(189)
Cash used for financing activities		(383)	(63)	(971)	(156)

Effect of exchange rate changes on cash and cash equivalents		21	25	(20)	24
Net (decrease) increase in cash and cash equivalents during the period		(215)	54	(458)	122
Cash and cash equivalents, beginning of period		1,279	1,393	1,522	1,325
Cash and cash equivalents, end of period		$1,064	$1,447	$1,064	$1,447

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2013	2012

ASSETS
Current assets
Cash and cash equivalents	4	$1,064	$1,522
Accounts receivable		5,867	4,774
Inventories	5	2,701	2,512
Deferred tax assets		238	170
Prepaid expenses and other		199	157
		10,069	9,135

Investments	14	424	385
Fixed assets, net		5,259	5,273
Goodwill		1,472	1,473
Deferred tax assets		103	90
Other assets	6	739	753
		$18,066	$17,109

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$46	$71
Accounts payable		4,903	4,450
Accrued salaries and wages		716	617
Other accrued liabilities	7	1,555	1,185
Income taxes payable		20	93
Deferred tax liabilities		25	19
Long-term debt due within one year	8	199	249
		7,464	6,684

Long-term employee benefit liabilities	9	562	560
Long-term debt	8	96	112
Other long-term liabilities	10	184	154
Deferred tax liabilities		168	141
		8,474	7,651

Shareholders’ equity
Capital stock
Common Shares [issued: 224,664,115; December 31, 2012 — 233,115,783]	12	4,287	4,391
Contributed surplus		69	80
Retained earnings		4,841	4,462
Accumulated other comprehensive income	13	369	496
		9,566	9,429

Non-controlling interests		26	29
		9,592	9,458
		$18,066	$17,109

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458
Net income					1,103		(6)	1,097
Other comprehensive loss						(94)	(1)	(95)
Issues of shares by subsidiaries							4	4
Shares issued on exercise of stock options		1.9	81	(21)				60
Repurchase and cancellation under normal course issuer bid	12	(10.5)	(200)		(490)	(33)		(723)
Release of restricted stock			7	(7)				—
Stock-based compensation expense	11			26				26
Settlement of stock options	11			(9)	(10)			(19)
Dividends paid		0.2	8		(224)			(216)
Balance, September 30, 2013		224.7	$4,287	$69	$4,841	$369	$26	$9,592

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2011		233.3	$4,373	$63	$3,317	$422	$27	$8,202
Net income					1,082		(6)	1,076
Other comprehensive loss						99		99
Divestiture of subsidiaries							7	7
Shares issued on exercise of stock options		0.2	8	(3)				5
Repurchase and cancellation under normal course issuer bid	12	(0.4)	(9)		(10)	(2)		(21)
Release of restricted stock			5	(5)				—
Stock-based compensation expense	11			26				26
Settlement of stock options	11			(7)	(9)			(16)
Dividends paid		0.1	4		(193)			(189)
Balance, September 30, 2012		233.2	$4,381	$74	$4,187	$519	$28	$9,189

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]    Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2012.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes included in the Company’s 2012 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2013 and the results of operations, changes in equity and cash flows for the three-month and nine-month periods ended September 30, 2013 and 2012.

[b]    Accounting Changes

Intangibles

In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update [“ASU”] 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

[c]     Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE (INCOME), NET

		Nine months ended
		September 30,
		2013	2012

Third Quarter
Restructuring	[i]	$48	$—
Re-measurement gain of E-Car	[ii]	—	(153)
		48	(153)

First Quarter
Restructuring	[i]	6	—

		$54	$(153)

For the nine months ended September 30, 2013:

[i]      Restructuring

During the third and first quarters of 2013, the Company recorded net restructuring charges of $48 million [$33 million after tax] and $6 million [$6 million after tax], respectively, in Europe at its exterior and interior systems operations related primarily to the closure of a facility in Belgium.

For the nine months ended September 30, 2012:

[ii]  Re-measurement gain of E-Car

On August 31, 2012, the Company acquired the controlling 27% interest in the Magna E-Car Systems L.P. [“E-Car”] partnership from a company affiliated with the Stronach Group for cash consideration of $75 million.

Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.  The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that Magna re-measure its pre-existing investment in E-Car at fair value and recognize any gains or losses in income. The estimated fair value of Magna’s partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million [$125 million after tax], which is recorded in Other expense (income), net on the Consolidated Statements of Income.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$319	$390	$1,103	$1,082

Average number of Common Shares outstanding	226.4	232.5	229.8	232.5

Basic earnings per Common Share	$1.41	$1.68	$4.80	$4.65

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$319	$390	$1,103	$1,082

Average number of Common Shares outstanding	226.4	232.5	229.8	232.5
Adjustments
Stock options and restricted stock [a]	3.1	2.6	2.8	2.8
	229.5	235.1	232.6	235.3

Diluted earnings per Common Share	$1.39	$1.66	$4.74	$4.60

[a]     For the three and nine months ended September 30, 2013, diluted earnings per Common Share exclude nil [2012 – 2.6 million] and 0.1 million [2012 – 2.3 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	September 30,	December 31,
	2013	2012
Bank term deposits, bankers’ acceptances and government paper	$889	$1,220
Cash	175	302
	$1,064	$1,522

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Depreciation and amortization	$264	$203	$779	$558
Other non-cash charges	40	39	122	106
Amortization of other assets included in cost of goods sold	34	26	100	82
Re-measurement gain of E-Car	—	(153)	—	(153)
Deferred income taxes	(28)	35	(55)	58
Equity income	(54)	(33)	(148)	(107)
	$256	$117	$798	$544

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Accounts receivable	$(223)	$69	$(1,171)	$(626)
Inventories	48	(73)	(203)	(375)
Prepaid expenses and other	(13)	(22)	(46)	(4)
Accounts payable	(71)	(85)	454	222
Accrued salaries and wages	71	49	100	58
Other accrued liabilities	77	13	339	214
Income taxes payable	—	(14)	(51)	27
Deferred revenue	1	—	—	(3)
	$(110)	$(63)	$(578)	$(487)

5.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2013	2012

Raw materials and supplies	$993	$911
Work-in-process	292	260
Finished goods	315	283
Tooling and engineering	1,101	1,058
	$2,701	$2,512

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2013	2012

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$317	$297
Long-term receivables	120	95
Patents and licences, net	33	34
Unrealized gain on cash flow hedges	22	32
E-Car intangible	40	158
Other, net	207	137
	$739	$753

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2013	2012

Balance, beginning of period	$94	$76
Expense, net	9	10
Settlements	(5)	(5)
Foreign exchange and other	8	2
Balance, March 31	106	83
Expense, net	11	9
Settlements	(6)	(7)
Foreign exchange and other	(9)	(1)
Balance, June 30	102	84
Expense, net	2	4
Settlements	(16)	(10)
Foreign exchange and other	2	5
Balance, September 30	$90	$83

8.              LONG-TERM DEBT

On June 20, 2013, the Company amended its existing $2.25 billion revolving credit facility to become a five year facility with a maturity of June 20, 2018.  The facility now includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

9.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Defined benefit pension plan and other	$4	$3	$12	$8
Termination and long service arrangements	10	5	24	20
Retirement medical benefit plan	—	1	1	2
	$14	$9	$37	$30

10.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	September 30,	December 31,
	2013	2012

Long-term portion of income taxes payable	$119	$94
Asset retirement obligation	40	39
Long-term portion of fair value of hedges	15	10
Deferred revenue	10	11
	$184	$154

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2013			2012
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	6,623,242	35.39	3,227,574	6,867,367	31.54	2,066,700
Granted	1,060,000	57.02	—	1,341,500	48.22	—
Exercised (ii)	(2,178,383)	29.76	(2,178,383)	(321,454)	25.83	(321,454)
Cancelled	(37,500)	50.17	(20,000)	—	—	—
Vested	—	—	2,105,503	—	—	2,366,667
March 31	5,467,359	41.73	3,134,694	7,887,413	34.61	4,111,913
Granted	—	—	—	47,500	48.22	—
Exercised	(329,881)	37.05	(329,881)	(5,000)	32.75	(5,000)
Cancelled	(81,665)	52.05	(11,667)	(46,966)	57.14	(36,966)
June 30	5,055,813	41.87	2,793,146	7,882,947	34.56	4,069,947
Exercised (iii)	(259,315)	41.56	(259,315)	(950,405)	27.46	(905,405)
Cancelled	—	—	—	(6,000)	50.66	(2,000)
September 30	4,796,498	41.89	2,533,831	6,926,542	35.52	3,117,542

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        On February 27, 2013, 133,333 options were exercised on a cashless basis in accordance with the applicable stock option plans.  On exercise, cash payments totalling $3 million were made to the stock option holder.

On March 14, 2013, the Company’s Honorary Chairman and Founder, Mr. Stronach exercised 716,666 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $20 million were made to Mr. Stronach.

(iii)    During the third quarter of 2012, Mr. Stronach exercised 900,001 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $15 million were made to Mr. Stronach.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted or modified are as follows:

	2013	2012

Risk free interest rate	1.32%	2.23%
Expected dividend yield	2.00%	2.00%
Expected volatility	34%	43%
Expected time until exercise	4.5 years	4.5 years

Weighted average fair value of options granted or modified in period [Cdn$]	$14.02	$15.37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2013		2012
	Number	Stated	Number	Stated
	of shares	value	of Shares	value

Awarded and not released, beginning of period	882,988	$30	1,026,304	$35
Release of restricted stock	(152,512)	(5)	(143,316)	(5)
Awarded and not released, March 31, June 30 and September 30	730,476	$25	882,988	$30

[c]          Restricted stock unit program

The following is a continuity schedule of Restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2013				2012
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	605,430	20,099	206,923	832,452	367,726	29,806	198,446	595,978
Granted	70,636	13,825	10,013	94,474	94,238	15,364	8,565	118,167
Dividend equivalents	415	189	1,206	1,810	467	263	1,201	1,931
Released	(8,259)	—	(113,007)	(121,266)	(8,259)	—	—	(8,259)
Balance, March 31	668,222	34,113	105,135	807,470	454,172	45,433	208,212	707,817
Granted	71,391	—	7,523	78,914	101,672	—	8,838	110,510
Dividend equivalents	348	158	626	1,132	558	325	1,522	2,405
Released	(10,386)	—	—	(10,386)	(10,123)	—	—	(10,123)
Balance, June 30	729,575	34,271	113,284	877,130	546,279	45,758	218,572	810,609
Granted	40,779	—	7,538	48,317	68,540	—	9,778	78,318
Dividend equivalents	252	136	463	851	438	279	1,252	1,969
Released	—	—	—	—	—	—	(34,124)	(34,124)
Balance, September 30	770,606	34,407	121,285	926,298	615,257	46,037	195,478	856,772

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Incentive Stock Option Plan	$4	$5	$12	$14
Long-term retention	1	1	3	3
Restricted stock unit	3	3	11	11
	8	9	26	28
Fair value adjustment for liability classified DSUs	1	1	5	3
Total stock-based compensation expense	$9	$10	$31	$31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       COMMON SHARES

[a]         The Company repurchased shares under a normal course issuer bid as follows:

	2013		2012
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration

First Quarter	1,593,615	$88	—	$—
Second Quarter	5,194,188	337	—	—
Third Quarter	3,697,973	298	361,200	21
	10,485,776	$723	361,200	$21

Refer to Subsequent Event Note 17 for more information regarding the Company’s Normal Course Issuer Bids.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 5, 2013 were exercised or converted:

Common Shares	223,589,183
Stock options (i)	4,784,608
228,373,791

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2013	2012

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$629	$547
Net unrealized (loss) gain on translation of net investment in foreign operations	(133)	98
Repurchase of shares under normal course issuer bid	(5)	—
Balance, March 31	491	645
Net unrealized loss on translation of net investment in foreign operations	(91)	(194)
Repurchase of shares under normal course issuer bid	(17)	—
Balance, June 30	383	451
Net unrealized gain on translation of net investment in foreign operations	143	128
Repurchase of shares under normal course issuer bid	(11)	(2)
Balance, September 30	515	577

Accumulated net unrealized gain on cash flow hedges (i)
Balance, beginning of period	34	(23)
Net unrealized gain on cash flow hedges	8	51
Reclassification of net (gain) loss on cash flow hedges to net income	(6)	3
Balance, March 31	36	31
Net unrealized loss on cash flow hedges	(36)	(14)
Reclassification of net gain on cash flow hedges to net income	(6)	(8)
Balance, June 30	(6)	9
Net unrealized gain on cash flow hedges	23	39
Reclassification of net gain on cash flow hedges to net income	—	(2)
Balance, September 30	17	46

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

	2013	2012

Accumulated net unrealized (loss) gain on available-for-sale investments
Balance, beginning of period	1	5
Net unrealized gain (loss) on investments	1	(3)
Balance, March 31	2	2
Net unrealized loss on investments	(5)	(1)
Balance, June 30	(3)	1
Net unrealized (loss) gain on investments	(1)	2
Balance, September 30	(4)	3

Accumulated net unrealized loss on long-term employee benefit liabilities (ii)
Balance, beginning of period	(168)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, March 31	(165)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, June 30	(162)	(107)
Reclassification of net loss on pensions to net income	3	—
Balance, September 30	(159)	(107)

Total accumulated other comprehensive income	$369	$519

(i)            The amount of income tax obligation that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2013	2012

Balance, beginning of period	$(13)	$12
Net unrealized gain	(4)	(21)
Reclassifications of net gain (loss) to net income	2	(1)
Balance, March 31	(15)	(10)
Net unrealized loss	13	7
Reclassifications of net gain to net income	3	2
Balance, June 30	1	(1)
Net unrealized gain	(8)	(14)
Reclassifications of net gain to net income	—	1
Balance, September 30	$(7)	$(14)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on long-term employee benefit liabilities is as follows:

	2013	2012

Balance, beginning of period	$36	$24
Reclassification of net loss to net income	(1)	—
Balance, March 31	35	24
Reclassification of net (loss) gain to net income	(1)	1
Balance, June 30	34	25
Reclassification of net loss to net income	(1)	—
Balance, September 30	$33	$25

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $13 million [net of income taxes of $6 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2013	2012

Held for trading
Cash and cash equivalents	$1,064	$1,522
Investment in asset-backed commercial paper	92	90
	$1,156	$1,612
Held to maturity investments
Severance investments	$5	$8

Available-for-sale
Equity investments	$3	$9

Loans and receivables
Accounts receivable	$5,867	$4,774
Long-term receivables included in other assets	120	95
	$5,987	$4,869

Other financial liabilities
Bank indebtedness	$46	$71
Long-term debt [including portion due within one year]	295	361
Accounts payable	4,903	4,450
	$5,244	$4,882

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$38	$37
Other assets	22	32
Other accrued liabilities	(16)	(11)
Other long-term liabilities	(15)	(9)
	29	49
Commodity contracts
Prepaid expenses	—	2
Other accrued liabilities	(2)	(3)
Other long-term liabilities	—	(1)
	(2)	(2)
	$27	$47

[b]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At September 30, 2013, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2012 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$95 million [December 31, 2012 - Cdn$90 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At September 30, 2013, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $3 million, which was based on the closing share price of the investments on September 30, 2013.

Term debt

The Company’s term debt includes $199 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

[c]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three and nine-month periods ended September 30, 2013, sales to the Company’s six largest customers represented 83% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]          Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar, euro and British pound outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At September 30, 2013, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. dollar amount	190	1,024
euro amount	47	7

For U.S. dollars
Peso amount	5,923	271

For euros
U.S. dollar amount	48	170
British pounds amount	54	49
Czech koruna amount	3,797	2
Polish zlotys amount	228	—

For British pound
Czech koruna amount	20	3

Forward contracts mature at various dates through 2018. Foreign currency exposures are reviewed quarterly.

As a result of the hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates. As at September 30, 2013, the net foreign exchange exposure was not material.

15.       CONTINGENCIES

[a]         In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES (CONTINUED)

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until late 2014, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 was filed in May 2012 in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer and Chief Financial Officer, as well as its founder.  Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion in July 2012.  BBNPT subsequently filed an amended complaint in October 2012, following which the defendants filed a motion seeking dismissal of the lawsuit. On August 23, 2013, the Court granted the Company’s motion and dismissed the lawsuit “with prejudice”. BBNPT has filed a notice of appeal to the United States Court of Appeals for the Second Circuit. The appeal is not expected to be fully briefed until the second quarter of 2014. The defendants believe the lawsuit is without merit and therefore will continue to vigorously defend the case. Given the stage of the legal proceedings, it is not possible to predict the outcome of the claim.

[c]          On September 24, 2013, the Bundeskartellamt, the German Federal Cartel Office, attended at an operating division of the Company in Germany under the authority of a search warrant, in connection with an ongoing antitrust investigation of the automobile textile coverings and components industry [particularly trunk linings]. The Company’s policy is to comply with all applicable laws, including antitrust and competition laws, and it intends to cooperate with the German Federal Cartel Office.

[d]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 7]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	September 30, 2013				September 30, 2012
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,578	$1,453		$617	$1,473	$1,373		$614
United States	2,071	1,956		1,083	1,789	1,683		884
Mexico	1,020	946		585	962	897		543
Eliminations	(286)	—		—	(249)	—		—
	4,383	4,355	$365	2,285	3,975	3,953	$328	2,041
Europe
Western Europe excluding Great Britain	2,735	2,680		1,413	2,391	2,361		1,243
Great Britain	222	220		62	189	187		57
Eastern Europe	538	466		587	399	363		545
Eliminations	(89)	—		—	(33)	—		—
	3,406	3,366	72	2,062	2,946	2,911	13	1,845
Rest of World	652	612	2	690	567	542	5	610
Corporate and Other (i)	(103)	5	5	222	(77)	5	6	251
Total reportable segments	8,338	8,338	444	5,259	7,411	7,411	352	4,747
Other (expense) income, net			(48)				153
Interest expense, net			(5)				(5)
	$8,338	$8,338	$391	5,259	$7,411	$7,411	$500	4,747
Current assets				10,069				9,433
Investments, goodwill, deferred tax assets, and other assets				2,738				2,493
Consolidated total assets				$18,066				$16,673

(i)            For the three months ended September 30, 2012, Corporate and Other includes $13 million equity loss related to the Company’s investment in E-Car.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2013				September 30, 2012
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$5,001	$4,620		$617	$4,722	$4,411		$614
United States	6,189	5,839		1,083	5,616	5,265		884
Mexico	2,998	2,773		585	2,638	2,467		543
Eliminations	(874)	—		—	(766)	—		—
	13,314	13,232	$1,168	2,285	12,210	12,143	$1,148	2,041
Europe
Western Europe excluding Great Britain	8,643	8,451		1,413	7,436	7,321		1,243
Great Britain	717	711		62	700	695		57
Eastern Europe	1,684	1,464		587	1,331	1,214		545
Eliminations	(280)	—		—	(131)	—		—
	10,764	10,626	264	2,062	9,336	9,230	141	1,845
Rest of World	1,891	1,786	4	690	1,489	1,414	(20)	610
Corporate and Other (i)	(308)	17	22	222	(231)	17	2	251
Total reportable segments	25,661	25,661	1,458	5,259	22,804	22,804	1,271	4,747
Other (expense) income, net			(54)				153
Interest expense, net			(13)				(15)
	$25,661	$25,661	$1,391	5,259	$22,804	$22,804	$1,409	4,747
Current assets				10,069				9,433
Investments, goodwill deferred tax assets and other assets				2,738				2,493
Consolidated total assets				$18,066				$16,673

(i)            For the nine months ended September 30, 2012, Corporate and Other includes $35 million equity loss related to the Company’s investment in E-Car.

17.       SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subsequent to quarter end, the Company purchased for cancellation the remaining 1,086,822 Common Shares under an existing normal course issuer bid for cash consideration of $92 million through a pre-defined automatic securities purchase plan with a designated broker.  As of November 4, 2013 the Company has completed the repurchase of the entire 12 million Common Shares authorized under the Normal Course Issuer Bid.

Subject to approval by the TSX and the New York Stock Exchange [“NYSE”], the Board of Directors approved a new normal course issuer bid to purchase up to 12 million of the Company’s Common Shares, representing approximately 5.4% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2013 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

18.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.